April 25, 2019

John Murphy
Chief Financial Officer
Adobe Inc.
345 Park Avenue
San Jose, California 95110-2704

       Re: Adobe Inc.
           Form 10-K for the Fiscal Year Ended November 30, 2018
           Filed January 25, 2019
           Form 10-Q for the Quarterly Period Ended March 1, 2019
           Filed March 27, 2019
           File No. 000-15175

Dear Mr. Murphy:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 1, 2019

Note 1. Basis of Presentation and Summary of Significant Accounting Policies Revenue Recognition, page 10

1. Please provide us with a comprehensive analysis of how you determined that the Creative
      Cloud and Document Cloud on-premise software and the related cloud functionality are highly integrated and interrelated and are therefore accounted for as a single performance obligation. Refer to 606-10-25-21. Also, tell us whether the Creative Cloud or the
      Document Cloud software licenses are sold without the cloud-enabled service and if so, tell us the amount of revenue generated from those license-only sales for each period presented.
 John Murphy
Adobe Inc.
April 25, 2019
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant at 202-551-3587 or Christine
Dietz, Assistant Chief Accountant at 202-551-3408 with any questions.



                                                          Sincerely,
FirstName LastNameJohn Murphy
                                                          Division of
Corporation Finance
Comapany NameAdobe Inc.
                                                          Office of Information
Technologies
April 25, 2019 Page 2                                     and Services
FirstName LastName